                        April 26, 2022

VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Diane Fritz; Ms. Kimberly Calder; Mr. John Coleman
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    MDU Resources Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-03480
Dear Ms. Fritz, Ms. Calder and Mr. Coleman:
On behalf of MDU Resources Group, Inc. (the “Company”), the Company acknowledges receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 14, 2022 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the Commission on February 23, 2022.
The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. As communicated to Mr. Coleman on April 25, 2022, the Company hereby requests an extension to respond by no later than May 16, 2022. This additional time will enable the necessary internal review related to the Company’s response to the Comment Letter.
Thank you for your consideration of the Company’s request for an extension. If you have any questions, please do not hesitate to call me at (701) 530-1755.
                    Respectfully submitted,
MDU RESOURCES GROUP, INC.
By:    /s/ Jason L. Vollmer
Name:    Jason L. Vollmer
Title:    Chief Financial Officer
cc: Jason Day, Perkins Coie LLP